FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY HAWAIIAN HOLDINGS, INC.: HA-002

THIS FILING HAS OMITTED CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER DELIVERED TO THE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

November 1, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Purcell, Attorney Adviser

Karina Dorin, Staff Attorney

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Response dated August 19, 2022

File No. 001-31443

Dear Mr. Purcell and Ms. Dorin:

Hawaiian Holdings, Inc. (“we” or “our”) submits this letter in response to the comment contained in the letter dated October 19, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing. The comment contained in the Comment Letter is repeated in bold italics before our response below. Unless we note otherwise, references to prior Staff comments are to Staff comments in the Staff’s letter to us dated September 6, 2022 and references to our prior responses are to our response letter to the Staff dated September 30, 2022.

Form 10-K filed on February 10, 2022

Risk Factors, page 11

1.

Your response to prior comment 1 identifies risks related to climate change technological changes and investments, but does not appear to explain your basis for concluding that these are not material risks. Please further explain your materiality conclusion to us or revise to provide disclosure regarding the risks noted in your response.

Company Response:

We respectfully advise the Staff that, as part of our evaluation of current and potential risks related to climate change technological changes and investments, as described in prior response 1, we considered the impact of these items on our financial condition and results of operations. While there are a variety of technologies related to air transportation, such as hybrid-electric or liquid hydrogen propulsion, sustainable aviation fuel, or direct air capture, that companies might eventually use to mitigate climate-related risk, we believe that each of these technologies is far from commercialization or from scaling to meet commercial demand. The level of our investments in such technologies reflects their nascent state of commercial development and industry adoption. Our total expenditures related to climate change technological changes and investments and their associated risks were less than $[***] in each of the fiscal years presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as well as in the current fiscal year to date. These expenditures were not material in the periods in which they were incurred and are not material this fiscal year. Similarly, our assessment of the risks posed by technological change reflects the early stage of climate-related technological development particular to air transportation and the types of aircraft that we operate. We currently do not have any anticipated future material risks or expenditures related to climate change technological changes and investments. We will continue to monitor these risks and any associated expenditures and will make required disclosures related thereto in future filings, as appropriate.

U.S. Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED
November 1, 2022	PURSUANT TO 17 C.F.R. § 200.83
Page 2	BY HAWAIIAN HOLDINGS, INC.: HA-002

* * * * *

We request that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223 to confirm that the Staff has no further comments or in the alternative, with any questions or comments regarding this letter. We thank you for your consideration of our response.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Aaron J. Alter
Aaron J. Alter
Chief Legal Officer

cc:	Peter R. Ingram, President and Chief Executive Officer

Shannon L. Okinaka, Chief Financial Officer

Joanne J. Lee, Deputy General Counsel

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.